SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549


                   SCHEDULE 13G
     Under the Securities Exchange Act of 1934


               (Amendment No. 5   )*


              Adept Technology, Inc.
                 (Name of Issuer)



              Common Stock   No Par Value
            (Title of Class Securities)



                      006854103
                  (CUSIP Number)



   Check the following box if a fee is being paid with this statement        .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                        (1)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.         006854103

     1) Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons:

            Kopp Investment Advisors, Inc.
            I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group
         (See Instructions)
         (a)

         (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               Minnesota


     Number of shares               5) Sole Voting Power: 812,000
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:   630,000


                    8) Shared Dispositive Power:
                                                       * 918,500

     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   1,548,500

     10)  Check Box if the Aggregate Amount in Row (9)
            Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.      17.6%

     12)  Type of Reporting Person (See Instructions):  IA

*Although Kopp Investment Advisors, Inc. exercises investment discretion as to these shares, it is not the record owner of them.

                        (2)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.        006854103

     1) Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons:

            Kopp Holding Company
            I.D. No. 41-1875362

     2) Check the appropriate box if a Member of a Group
         (See Instructions)
         (a)

         (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               Minnesota


     Number of shares               5) Sole Voting Power:
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:

                    8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   1,548,500

     10)  Check Box if the Aggregate Amount in Row (9)
            Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.       17.6%

     12)  Type of Reporting Person (See Instructions):  HC




                       (2a)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.          006854103

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            LeRoy C. Kopp


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               United States


     Number of shares               5) Sole Voting Power: 35,000
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:   35,000


                    8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   1,583,500

     10)  Check Box if the Aggregate Amount in Row (9)
             Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.        18.0%

     12)  Type of Reporting Person (See Instructions): IN



                       (2b)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.          006854103

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            Kopp Emerging Growth Fund
            I.D. 39-1906915

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               United States


     Number of shares               5) Sole Voting Power:
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:


                    8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   630,000

     10)  Check Box if the Aggregate Amount in Row (9)
             Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.        7.2%

     12)  Type of Reporting Person (See Instructions): IV



                       (2c)
                  SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

Item 1(a).        Name of Issuer.

                              Adept Technology, Inc.


Item 1(b).        Address of Issuer's Principal Executive
                        Offices.
                                       150 Rose Orchard Way
                                       San Jose CA 95134


Item 2(a).        Name of Person Filing.

           1. Kopp Investment Advisors, Inc.
           2. Kopp Holding Company
           3. LeRoy C. Kopp
           4. Kopp Emerging Growth Fund


       This Statement is filed by Kopp Investment Advisors, Inc.,
       (KIA) on behalf of all of the above persons pursuant to Rule 13d-1(k). Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them. KIA is an investment adviser registered under the Investment Advisers Act of 1940. It is wholly-owned by Kopp Holding
        Company (KHC), which is wholly-owned by Mr. Kopp.  Kopp
        Emerging Growth Fund (KEGF) is a registered investment company that has an investment advisor agreement with KIA.


Item 2(b),2(c),2(d), and 2(e). Address of Principal Business Office; Citizenship; Title of Class of Securities; CUSIP Number.


     All reporting persons may be contacted at 7701 France Avenue
     South, Suite 500, Edina, MN 55435. Kopp Investment Advisors,
     Inc. , Kopp Holding Company and Kopp Funds, Inc. (of which
     KEFG is a series) are Minnesota corporations. Mr. Kopp is a United States citizen. This report pertains to the Common Shares, no par value, of Adept Technology, Inc., CUSIP #006854103.

Item 3.    This statement is filed pursuant to Rule 13d-1(b). The
                persons filing are an investment adviser registered under
                Section 203 of the Investment Advisors Act of 1940,
                a parent holding company and control person in accordance with 13d-1 (b) (ii) (G), and a registered investment company in accordance with 13d-1(b) (ii) (D).
                             (3)

Item 4.       Ownership as of    12/31/99 :

          The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.


          The filing of this Statement shall NOT be construed as an
                        admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.


Item 5.           Ownership of Five Percent or Less of a
                      Class.

                                           N/A


Item 6.           Ownership of More than Five Percent on
                      Behalf of Another Person.

     Of the shares beneficially owned by KIA, KHC, and Mr.
     Kopp, 1,548,500 are held in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. Other than KEGF, no person individually has an interest that relates to more than five percent of the class.


Item 7.       Identification and Classification of the Subsidiary which
                  Acquired the Security Being Reported on By the Parent Holding Company.


                         N/A


Item 8.           Identification and Classification of
                      Members of the Group.


                          N/A


Item 9.           Notice of Dissolution of Group.

                         N/A


                        (4)

Item 10.          Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:            02/07/00


KOPP INVESTMENT ADVISORS, INC.


By:
         John P. Flakne, Chief Financial Officer
























                        (5)


                     AGREEMENT


     The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Kopp Investment Advisors, Inc., a Minnesota corporation; Kopp Holding Company, a
Minnesota Corporation, of which Kopp Investment Advisors, Inc. is a wholly-owned subsidiary; LeRoy C. Kopp, who holds 100% of the outstanding capital stock of Kopp Holding Company; and Kopp
Funds, Inc., a Minnesota corporation.


Dated:           02/07/00



KOPP INVESTMENT ADVISORS, INC.


By:
                         LeRoy C. Kopp


Title:                   President




                    LeRoy C. Kopp



KOPP HOLDING COMPANY


By:
              LeRoy C. Kopp, President




KOPP FUNDS, INC.


By:______________________________
       LeRoy C. Kopp, President




                       (6)